UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813  10  2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY  40223, (502)253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John H. Schnatter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,617,820

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,597,454

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,617,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.19%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)         John H. Schnatter

(b)         11411 Park Road, Anchorage, KY 40223

(c)          Mr. Schnatter is the Founder, Chairman of the Board and Chief Executive Officer of Papa John’s International, Inc.

(d)         During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)          During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgments, decrees or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from amendment 24.

Item 4. Purpose of Transaction

This filing is being made to update holdings and percentages previously disclosed.

On November 12, 2013, Mr. Schnatter sold 500,000 shares of Common Stock to Papa John’s International, Inc. (the Company”) at $77.21 per share, which price was the closing price of the Common Stock on such date.  The transaction was approved by the Company’s Corporate Governance and Nominating Committee and was effected as part of the Company’s share repurchase program.  In this transaction, Mr. Schnatter sought to diversify less than 10% of his ownership position in the Company, remaining the beneficial owner of 26.19% of the Company’s Common Stock following the transaction.  Since March 6, 2009, Mr. Schnatter’s beneficial ownership of Papa John’s Common Stock has ranged from approximately 21% to approximately 28%.

Subsequent to this transaction, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 5,617,820 shares of Common Stock, as follows: 3,864,040 shares owned directly; 1,268,052 owned by The JHS Family Limited Partnership; 408,728 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing; and 77,000 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest.

By virtue of his stock ownership, and his position as Founder, Chairman of the Board and Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5. Interest in Securities of the Issuer

(a)         5,617,820 (26.19%)

(b)         Sole voting power: 5,617,820

Shared voting power: 0

Sole dispositive power: 5,597,454

Shared dispositive power: 0

(c)          Mr. Schnatter disposed of the shares of Common Stock described in Item 4

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment 24.

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2013
Date
/s/ John H. Schnatter
Signature
John H. Schnatter
Name/Title